UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66894

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Yellow Cardinal Corporaate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9120 Union Centre Blvd, Suite 200
(No. and Street)

West Chester	OH	45069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon Cornell	513-603-4046	shannon.cornell@yellowcardinaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

7800 E Kemper Rd	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)

July 1, 2004	1195
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Cornell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Yellow Cardinal Corporate Finance, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO
JADA BOYD
Notary Public
State of Ohio
My Comm. Expires
May 10, 2028

Jada Boyd 2-5-26

Signature: Shannon Cornell

Title: President & Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Yellow Cardinal Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2025 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 1 7a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

UHY LLP
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2025

Yellow Cardinal Corporate Finance, LLC
(Name of Respondent)

9120 Union Centre Blvd.
Suite 200
West Chester, Ohio 45069
(Address of Principal Executive Office)

Ms. Shannon Cornell
Yellow Cardinal Corporate Finance, LLC
9120 Union Centre Blvd.
Suite 200
West Chester, Ohio 45069
(513) 603-4046
**(Name and address of person authorized to receive
notices and communications from the Securities and Exchange Commission)**

YELLOW CARDINAL CORPORATE FINANCE

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Member's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	
Note A - Summary of Significant Accounting Policies	6
Note B - Concentrations of Credit Risk	10
Note C - Related Parties	11
Note D - Goodwill	11
Note E - Income Taxes	12
Note F - Segment Reporting	13
Note G - Commitments and Contingencies	13
Note H - Restatement of Previously Issued Financial Statements	13
Supplementary Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	15
Schedule II- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	16
Schedule III - Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	17
Review Report of Independent Registered Public Accounting Firm	18
Exemption from Reserve Requirements under Rule 15c3-3	19



UHY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Yellow Cardinal Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yellow Cardinal Corporate Finance, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplement information contained in I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adjustments to Prior Period Financial Statements

The financial statements of the Company as of December 31, 2024, and for the year then ended were audited by Flynn & Co., which merged with UHY LLP on June 30, 2025. Their report, dated February 24, 2025, expressed an unqualified opinion on those statements. As discussed in Note H to the financial statements, certain errors resulting in misstatements of amounts previously reported were identified during the current year. Accordingly, the 2024 financial statements have been restated to correct this error. Flynn & Co. reported on the 2024 financial statements before the restatement.

As part of our audit of the 2025 financial statements, we also audited the adjustments described in Note H that were applied to restate the 2024 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements as a whole.

UHY LLP

We have served as Yellow Cardinal Corporate Finance, LLC's auditor since 2006.

Cincinnati, Ohio

March 31, 2026

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2025 and 2024

	2025	2024, Restated
Assets		
Current Assets		
Cash and cash equivalents	$ 2,425,478	$ 1,111,851
Prepaid expenses	47,375	105,937
Total Current Assets	2,472,853	1,217,788
Other Assets		
Goodwill	129,903	129,903
Total Other Assets	129,903	129,903
Total Assets	$ 2,602,756	$ 1,347,691
Liabilities and Member's Equity		
Current Liabilities		
Due to Parent	$ 511,414	$ 169,828
Other accrued expenses	225,000	446,553
Total Liabilities	736,414	616,381
Member's Equity	1,866,342	731,310
Total Liabilities and Member's Equity	$ 2,602,756	$ 1,347,691

The accompanying notes are an integral part of these statements.

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

	2025	2024, Restated
Revenues		
Advisory fees	$ 3,213,071	$ 1,207,825
Referral income	212,000	—
Total revenues	3,425,071	1,207,825
Expenses		
Salaries and benefits	1,322,902	468,627
Professional services	368,295	100,590
Referral expense	228,000	—
Travel and entertainment	12,483	11,842
Regulatory fees	7,679	8,194
Other	7,226	7,105
Data processing	1,868	9,162
Total expenses	1,948,453	605,520
Income before income tax expense	1,476,618	602,305
Income tax expense	341,586	139,332
Net income	$ 1,135,032	$ 462,973

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

Balance at January 1, 2024	$	268,337
Net income		462,973
Balance at December 31, 2024, restated		731,310
Net income		1,135,032
Balance at December 31, 2025	$	1,866,342

The accompanying notes are an integral part of these statements.

4

YELLOW CARDINAL CORPORATE FINANCE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

		2025		2024, Restated
Operating activities				
Net income	$	1,135,032	$	462,973
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Decrease (increase) in prepaid expenses		58,562		(105,937)
Decrease (increase) in other assets		0		11,000
(Decrease) increase in due to Parent		341,586		139,331
(Decrease) increase in other accrued expenses		(221,553)		394,183
Net cash provided by (used in) operating activities		1,313,627		901,550
Cash and cash equivalents				
Net (decrease) increase in Cash and cash equivalents		1,313,627		901,550
Cash and cash equivalents, beginning of year		1,111,851		210,301
Cash and cash equivalents, end of year	$	2,425,478	$	1,111,851

The accompanying notes are an integral part of these statements.

YELLOW CARDINAL CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Yellow Cardinal Corporate Finance, LLC (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

First Financial Bancorp (First Financial) acquired Brady Ware Corporate Finance, LLC (Brady Ware), a broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulation Authority (FINRA) in May 2023. First Financial acquired Brady Ware as a wholly-owned subsidiary and subsequently changed its name to Yellow Cardinal Corporate Finance, LLC.

This transaction resulted in First Financial retaining both the broker-dealer status, as well as the membership in FINRA. As such, the Company retained the original formation date of February 7, 2005 as well as retaining the structure of an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Further, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. However, the Company filed an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. The Company considers all highly liquid investments with original maturities of 90 days or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of December 31, 2025 and 2024.

Accounts Receivable and Allowance for Credit Losses

The Company applies the guidance of ASC Topic 326, Financial Instruments – Credit Losses (ASC 326), which, for certain financial assets measured at amortized cost, requires a current expected credit loss (CECL) methodology, whereby companies are required to estimate expected credit losses over the entire life of a financial asset and record any such expected credit loss at inception. Accounts receivable are stated at net realizable value. The Company provides an allowance for credit losses based on management's periodic review of accounts with consideration given to the Company's historical experience, the credit quality of its receivables, the age of receivable balances as well as current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2025 and 2024, the Company had no accounts receivable. Therefore, no allowance for credit losses was required.

Goodwill

Goodwill is recognized and initially measured as any excess of the acquisition-date consideration transferred in a business combination over the acquisition-date amounts recognized for the net identifiable assets acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not result in an impairment of goodwill. First, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than it's carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test comparing the fair value of the applicable reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the Company recognizes an impairment loss in the statements of income for the amount by which the carrying amount exceeds the fair value of the reporting unit. The Company performs the annual goodwill impairment test on December 31. There was no goodwill impairment for the years ended December 31, 2025 or 2024.

Revenue Recognition

Revenue is accounted for under FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires the Company to apply the following procedures:
- Identify the contract with the customer;
- Identify the performance obligations in the customer contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as the Company satisfies the performance obligations.

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). The Company executes an engagement letter, with each underlying customer, that outlines the fee structure for the proposed transaction. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If, in the Company's judgment, collection of a fee is not probable, the Company will not recognize the revenue until the uncertainty is removed. For the years ended December 31, 2025 and 2024, all revenues qualified for point in time recognition.

Retainers and other fees received from customers in advance of services being provided are recorded as contract liabilities. As of December 31, 2025 and 2024, the balance of contract liabilities was $225,000 and $446,553, respectively, and included in other accrued expenses on the accompanying statement of financial condition. During the years ended December 31, 2025 and 2024, the Company recognized the full $446,553 in contract liabilities as of December 31, 2024 as well as the full $52,370 in contract liabilities at year end December 31,2023. The full balance as of December 31, 2025 is expected to be earned within 12 months from the reporting date. For the year ended December 31, 2025, the Company had no contracts in which revenue was recognized over time.

Referral Income

The Company earns referral income from introducing clients to third-party advisors in connection with M&A transactions. Referral arrangements are governed by contractual agreements that specify the conditions under which fees are earned, which are typically contingent upon the successful closing of an M&A transaction.

The Company's performance obligation under these arrangements is satisfied at a point in time, upon the successful closing of the related M&A transaction, at which point the Company has fulfilled its obligation to provide the referral service and is entitled to consideration. Accordingly, referral income is recognized only when the M&A transaction is completed, as this represents the point at which the contingency is resolved and collection of consideration becomes probable.

Referral fees are generally calculated as a fixed amount or a percentage of the transaction value, as defined in the underlying referral agreement. Amounts received prior to transaction completion, if any, are recorded as contract liabilities and recognized as revenue upon satisfaction of the performance obligation.

Significant Judgments

Revenue from contracts with customers include fees from advisory services provided on M&A. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital (as defined) and stipulates that the ratio of aggregate indebtedness (as defined) to net capital, should not exceed 15 to 1. Rule 15c3-1 requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. As of December 31, 2025, the Company had net capital of $1,689,064, and net capital requirements of $49,094, resulting in excess net capital of $1,639,970. The excess of early warning (as defined) was $1,615,423. The ratio of aggregated indebtedness to net capital was 0.44 to 1. As of December 31, 2024, the Company had net capital of $495,470, and net capital requirements of $41,092, resulting in excess net capital of $454,378. The excess of early warning (as defined) was $433,832. The ratio of aggregated indebtedness to net capital was 1.24 to 1.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company.

After the acquisition by First Financial, the activity from Yellow Cardinal Corporate Finance is included in the parent proforma tax return and reported in the consolidated corporate tax return of First Financial. Under ASC 740-10-30-27A, First Financial has elected to allocate income tax expense to the Company.

The Company follows the provisions of FASB ASC 740, Income Taxes (ASC 740). The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As of December 31, 2025 and 2024, there were no material uncertain tax positions that required recognition or disclosure in the accompanying financial statements. The Company's policy is to include any accrued interest and penalties, related to uncertain tax positions, in income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2025, there were no material unrecognized tax benefits that required recognition or disclosure in the accompanying financial statements.

First Financial and its subsidiaries are subject to U.S. federal income tax as well as state and local income tax in several jurisdictions. Tax years 2023 through 2025 remain open to examination by federal, state and local taxing authorities.

Prior to the acquisition by First Financial, the Company filed as BradyWare Capital, LLC, a U.S. partnership. Tax years prior to 2022 have been closed and are no longer subject to U.S. federal income tax examinations. Tax year 2022 remains open to examination by the federal taxing authority. BradyWare Capital is no longer subject to state and local income tax examinations for years prior to 2022.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05). ASU 2025-05 relates to estimating credit losses under CECL for current accounts receivable and current contract assets, providing a practical expedient for the Company to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. The Company would be required to adjust historical data used in the estimation to reflect current conditions. Further, an accounting policy election can be made to consider subsequent collections of balances received after the balance sheet date through a date selected by the entity provided that the date selected is when or before the financial statements are available to be issued. The new guidance will be effective for years beginning after December 15, 2025. The Company is currently evaluating the impact of adopting ASU 2025-05 in its disclosures.

Recently Adopted Accounting Principles

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires enhanced annual disclosures regarding the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 for public entities and may be adopted on a prospective or retrospective basis. The Company adopted ASU 2023-09 on a retrospective basis commencing with the fiscal year ending December 31, 2025, and applied the amendments retrospectively to all prior periods presented in the financial statements. The adoption of ASU 2023-09 did not have a material impact on the Company's consolidated financial statements and related disclosures. See Note E in the accompanying notes to the financial statements for applicable income tax-related disclosures required by this guidance.

Subsequent Events

In conformity with the FASB ASC Topic 855, Subsequent Events, the Company has evaluated for disclosure all subsequent events and transactions through March 31, 2026, which was the date the financial statements were issued.

NOTE B - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The aggregate amount in excess of the federally insured limits as of December 31, 2025 and 2024, was approximately $2,175,000 and $862,000, respectively. The Company has not experienced any losses in these accounts to date.

For the year ended December 31, 2025, three customers accounted for 29.2%, 18.3%, and 14.9%, respectively, of total revenues. For the year ended December 31, 2024, two customers accounted for 57.5% and 31.3%, respectively, of total revenues.

NOTE C - RELATED PARTIES

The Company has an expense sharing agreement with First Financial, the sole member of the Company, and First Financial Bank, an Ohio chartered bank and wholly-owned subsidiary of First Financial for the allocation of certain expenses such as personnel, occupancy, administrative, operational support services, insurance, and professional fees. During 2025, the Company incurred expenses relating to this agreement totaling $1,322,902 and $82,176, included within Salaries and benefits and Professional services within the accompanying statement of income, respectively. During 2024, the Company incurred expenses relating to this agreement totaling $468,627 and $82,175, included within Salaries and benefits and Professional services within the accompanying statement of income, respectively.

First Financial has elected to allocate income tax expense to the Company. Therefore, the Company recorded a Due to Parent liability of $511,414 and $169,828 as of December 31, 2025 and 2024, respectively, reflecting allocated income taxes net yet paid by the Company.

Additionally, the Company held $2,423,044 in cash on deposit at First Financial Bank, an affiliated company which is substantially all of the Company's cash. As a result, the Company is exposed to concentration risk and credit risk associated with that institution. Although management believes the affiliated bank is financially stable, the Company's access to cash could be limited in the event of insolvency, regulatory intervention, or operational disruption at the affiliate. Such an event could impair the Company's liquidity and its ability to operate in the normal course of business.

Management actively monitors affiliate exposure and liquidity risk and maintains policies designed to preserve immediate access to funds.

NOTE D - GOODWILL

Assets and liabilities acquired in a business combination are recorded at their estimated fair values as of the acquisition date. The excess of the purchase price of the acquisition over the fair value of net assets acquired is recorded as goodwill.

Changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 was:

	2025		2024
Balance at beginning of year	$	129,903	$	129,903
Adjustments		—		—
Balance at end of year	$	129,903	$	129,903

First Financial acquired Brady Ware, a broker-dealer and member of FINRA in May 2023. First Financial acquired Brady Ware as a wholly-owned subsidiary and subsequently changed its name to Yellow Cardinal Corporate Finance, LLC. The Company recorded $129,903 of goodwill in connection with the acquisition.

NOTE E - INCOME TAXES

Income tax expense consisted of the following components:

	2025	2024, Restated
Current expense		
Federal	$ 302,037	$ 122,384
State	39,549	16,948
Income tax expense	$ 341,586	$ 139,332

Upon adoption of ASC 2023-09, Improvements to Income Tax Disclosures, as described in Note A - Summary of Significant Accounting Policies, the reconciliation of taxes at the federal statutory rate to the Company's income tax expense for the years ended December 31, 2025 and 2024 was as follows:

	2025		2024, Restated	
	Amount	Percent	Amount	Percent
U.S. federal statutory rate	$ 310,090	21.0 %	$126,484	21.0 %
State income taxes, net of federal tax effect	31,496	2.1 %	12,848	2.1 %
Income tax expense	$ 341,586	23.1 %	$139,332	23.1 %

*State taxes in Indiana, New York, and California made up the majority (greater than 50 percent) of the tax effect in this category.

For the years ended December 31, 2025 and 2024, the Company's domestic income before taxes was $1,476,618 and $602,305, respectively. The Company does not have income from foreign sources and therefore, does not have foreign income tax.

The Company accrued income tax expense during the year but did not make cash payments to tax authorities. Taxes are payable to an affiliated entity under a tax allocation arrangement and remain unpaid as of year-end. Accordingly, income taxes paid (net of refunds) were zero for the both years ended December 31, 2025 and 2024.

NOTE F - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of mergers and acquisitions and referral business. The Company has identified its Corporate Manager as the chief operating decision maker (CODM) responsible for reviewing operating results to make decisions about resource allocation and the performance of the business. The CODM uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I-Computation of Net Capital), which is not a measure of profit and loss, to assess liquidity and capital adequacy and to make operational decisions while maintaining capital adequacy, such as whether, to reinvest profits or pay dividends. The significant segment expenses regularly provided to the CODM and included in the measure of segment profit or loss are the same as those presented within the accompanying statements of income. The CODM does not review asset information as part of assessing segment performance. Therefore, no segment asset disclosures are presented. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Note A - Summary of Significant Accounting Policies.

NOTE G - COMMITMENTS AND CONTINGENCIES

From time to time, in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2025 and 2024, the Company had no pending claims, charges or litigation that were expected to have a material adverse impact on its financial position, results of operations or cash flows.

NOTE H – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the course of the audit of the Company's 2025 financial statements, the Company determined that under ASC Topic 606, the Company's contracts with customers included one performance obligation to provide advisory services in connection with a M&A transaction. Based on this determination, it was concluded that retainers and up-front fees received should be recognized when the Company has transferred control of the promised service and the customer obtains control (i.e., the closing of the transaction). This resulted in an overstatement of advisory fee revenues of $222,500. The related financial statement effects also included:

A) An increase to prepaid expense and corresponding decrease to salaries and benefits in the amount of $97,937 related to the deferral of bonuses that were paid to advisors based on the retainers collected;

B) A reduction of income tax expense and corresponding decrease in due to parent in the amount of $28,815; and

C) An increase in deferred revenue, included in other accrued expenses in the accompanying statements of financial condition, in the amount of $222,500.

As a result, the Company restated its previously reported audited financial statements to correct the error.

The tables below set forth the effect of the restatement on the various financial statement captions, including the balances originally reported and the restated balances as of December 31, 2024.

	As of December 31, 2024		
Statement of Financial Condition	As previously reported	Adjustment	As Restated
Prepaid expenses	$ 8,000	$ 97,937	$ 105,937
Due to parent	198,643	(28,815)	169,828
Other accrued expenses	224,053	222,500	446,553
Total current liabilities	422,696	193,685	616,381
Total member's equity	827,058	(95,748)	731,310

	For the Year Ended December 31, 2024		
	As previously reported	Adjustment	As Restated
Advisory fees	$ 1,430,325	$ (222,500)	$ 1,207,825
Salaries and benefits	566,564	(97,937)	468,627
Total expenses	703,457	(97,937)	605,520
Income before federal income tax	726,868	(124,563)	602,305
Income tax expense	168,147	(28,815)	139,332
Net income	558,721	(95,748)	462,973

	For the Year Ended December 31, 2024		
	As previously reported	Adjustment	As Restated
Member's equity	$ 827,058	$ (95,748)	$ 731,310

	For the Year Ended December 31, 2024		
	As previously reported	Adjustment	As Restated
Net income	$ 558,721	$ (95,748)	$ 462,973
Decrease (increase) in prepaid expenses	(8,000)	(97,937)	(105,937)
(Decrease) increase in income taxes payable	168,146	(28,815)	139,331
(Decrease) increase in other accrued expenses	171,683	222,500	394,183

As a result of the adjustments above, the Company's previously reported net capital was impacted. Based on the above restated balances, at December 31, 2024, the Company had net capital of $495,470, which was $454,378 in excess of its required net capital of $41,092.

YELLOW CARDINAL CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2025 and 2024

	2025	2024, Restated
Computation of Net Capital		
Member's equity	$ 1,866,342	$ 731,310
Nonallowable assets		
Goodwill	129,903	129,903
Prepaid assets	47,375	105,937
Total nonallowable assets	177,278	235,840
Net Capital	$ 1,689,064	$ 495,470
Computation of Aggregate Indebtedness		
Due to Parent	$ 511,414	$ 169,828
Other accrued expenses	225,000	446,553
Aggregate Indebtedness	$ 736,414	$ 616,381
Minimum Capital Required to be Maintained		
Minimum net capital requirement pursuant to aggregate indebtedness	$ 49,094	$ 41,092
Excess Net Capital	$ 1,639,970	$ 454,378
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	1,615,423	433,832
Ratio of Aggregate Indebtedness to Net Capital	0.44 to 1	1.24 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Yellow Cardinal Corporate Finance, LLC unaudited and amended FOCUS Reports as of December 31, 2025 and 2024. Therefore, no reconciliation of the two computations is deemed necessary.

YELLOW CARDINAL CORPORATE FINANCE, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements. Therefore, no Computation for Determination of Reserve Requirements under that rule has been provided.

YELLOW CARDINAL CORPORATE FINANCE, LLC
SCHEDULE III - INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company filed an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in alignment with the footnote's requirements, no Information for Possession or Control requirements under that rule have been provided.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Yellow Cardinal Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Yellow Cardinal Corporate Finance, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Cincinnati, Ohio

March 31, 2026

YELLOW CARDINAL CORPORATE FINANCE, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2025

Yellow Cardinal Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 17 C.F.R. §240.17a-5. To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Shannon Cornell
President & CCO